UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018

Commission File Number: 001-36582

Auris Medical Holding AG

(Exact name of registrant as specified in its charter)

Bahnhofstrasse 21

6300 Zug, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Notice of Failure to Satisfy a Continued Listing Rule or Standard

On January 11, 2018, Auris Medical Holding AG (NASDAQ: EARS, the “Company”), a clinical-stage company dedicated to developing therapeutics that address important unmet medical needs in otolaryngology, received a letter from the Listings Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) notifying that for the past 30 consecutive business days, the Company has not met the minimum market value of listed securities (“MVLS”) of $35,000,000 required for continued listing on the Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(b)(2). The Nasdaq notification letter does not result in the immediate delisting of the Company’s common shares, and the shares will continue to trade uninterrupted under the symbol “EARS.”

The Company has a compliance period of 180 calendar days, or until July 10, 2018 (the “Compliance Period”), to regain compliance with the MVLS requirement pursuant to Nasdaq Listing Rule 5810(c)(3)(C). If at any time during the Compliance Period, the Company’s MVLS closes at or above $35,000,000 for a minimum of 10 consecutive business days, Nasdaq will provide the Company with a written confirmation of compliance and the matter will be closed. In the event the Company does not regain compliance by July 10, 2018, it will receive written notification from Nasdaq that the Company’s common stock is subject to delisting. At that time, the Company may appeal the delisting determination to a Nasdaq Hearings Panel (the “Panel”). In the event of an appeal, the Company’s common stock would remain listed on the Nasdaq Capital Market pending a decision by the Panel following the hearing.

The Company intends to actively monitor its closing bid price for its common stock between now and July 10, 2018 and intends to take any reasonable actions to resolve the Company’s noncompliance with the MVLS requirement as may be necessary. There can be no assurance that the Company will be successful in regaining compliance with the MVLS requirement and maintaining its listing of the Company’s common stock on the Nasdaq Capital Market.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auris Medical Holding AG

By:	/s/ Hernan Levett
	Name:	Hernan Levett
	Title:	Chief Financial Officer

Date: January 16, 2018